UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 000-56830

Brookfield Business Corporation
(Translation of registrant's name into English)

Brookfield Place
225 Liberty Street, 8th Floor
New York, NY, 10281-1048
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Business Corporation

Date: November 5, 2026	/s/ Jaspreet Dehl
Jaspreet Dehl
Chief Financial Officer